NEWS RELEASE	ELD No. 15-12
TSX: ELD NYSE: EGO	June 29, 2015

Greece Update

Vancouver, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”), is providing a brief update on the Company’s business activities in Greece following the Government of Greece’s decision on June 28, 2015 to temporarily close its banks and impose capital controls.

At this time these actions are not impacting activities at the Skouries, Olympias or Stratoni sites where employees continue to work. Our Greek subsidiaries continue to pay our employees, contractors and suppliers of goods and services in Greece, and abroad, primarily through the issuance of wire transfers in accordance with existing regulations.

Capital controls imposed by the Greek government are not currently having any material impact on our ability to make or receive payments.

Paul N. Wright, Chief Executive Officer of Eldorado commented, “We continue to have approximately 2000 persons working directly for us and our contractors in Greece, making a significant contribution to the local society and economy of the country through challenging times. The Company will continue to support its investment in Greece, responding as appropriate to the conditions as they evolve.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Greece Update.

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Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604.601.6701 or	1.888.353.8166

Email: kristam@eldoradogold.com

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